


INVEST IN **AMERICAN QUATERVOIS, LLC**

When It Comes To Your Eyes, We've Got You Covered!

LEAD INVESTOR ⌄



Robert Mclaughlin

In 2017, I witnessed a partial solar eclipse in Eastern Pennsylvania. Almost 80% of the sun was covered by the moon. I struggled to find glasses for my family in the week before the eclipse and ended up paying $5 each for glasses. In 2024, there will be over 30 million people in the path of totality including large cities like Dallas, Cleveland, Buffalo, San Antonio, Indianapolis and Montreal. Tens of millions more in cities like New York, Philadelphia, Chicago, Detroit and St Louis will see almost 90% or more of the sun covered. I tried months ago to get hotel rooms in the path of totality in Bloomington Indiana on April 8, 2024 and found most rooms sold out and the hotels with availablity were charging up to 3 or 4 times their normal daily rates. All this added up to me, what sounded like an incredible opportunity to make money. Lucky for me, I ran into James Reed who had been thinking about the same thing for 5 years. When I heard James' enthusiasm and talked to him about the countless hours of research and planning that he had emmersed himself in over that time, I jumped at the opportunity to invest.

Invested $5,000 this round

Highlights

(1) This market is expected to make $3.5 billion in the 1st quarter of 2024. AQ can cash in on that!

(2) Over 50 years combined sales experience. Our IT team is exceptional at ad creation and promotion.

(3) We plan on having at least 5 in-person sales teams. We don't expect our competition to have any.

(4) 500 million people in North America will be in the eclipse path in April 2024. We're ready!

(5) 98% positive feedback on FB ad with 1,000+ sample poll.

(6) We have our own website AND we'll have Amazon store front to avoid issues that sellers had in 2017.

(7) AQ has established solid connections in the market who can help us achieve our goals.

(8) Rock & Roll Hall Of Fame is hosting an event at our behest called "Total Eclipse Of The Heartland".

Our Team

 **James Reed**   CEO



Owned/managed construction company for over 20 years. Experienced in sales, customer service and logistics. James is a perfectionist, relentless when it comes to getting the job done! He always puts others before himself and is charitable to a fault.



Anette Dangelo Chief Operations Manager

Over 35 years of bank management experience with a BA in Communications from West Chester University. Multiple awards for sales, customer service, with experience in advertising. Anette is creative, a problem solver and the ultimate diplomat.



Sam DeRose IT Tech/Website manager

Sam has designed websites for celebrities, including Farah Quinn. Owner of GAGA Web Design for two decades. Sam is an expert at social media promotion and product branding. Always cheerful and optimistic, Sam uses his happy persona to get things done.



Emalee Reed Youth Marketing Director

Archmere Academy grad. West Chester University student in Communications. Energetic, magnetic and intelligent, Emalee has that well-rounded personality that makes things happen in a positive way. She devotes her life to helping those around her.



Joe D'Angelo Logistics Coordinator

Retired Navy, Joe has worked for FEMA for over 20 years, coordinating disaster relief areas all across the US. He's been promoted many times and is now ready to bring that same muscle to AQ. In an emergency, this is the guy you want on your team!



Jake Nowaczyk Youth Marketing Assistant

Archmere Academy grad, Villanova University student. Jake is an impressive young man who graduated with honors and a Naval Reserve Officers Training Corp Scholarship. We expect Jake to win awards and hearts wherever he goes in life!

WHEN IT COMES TO YOUR EYES. WE'VE GOT

WHEN IT COMES TO YOUR EYES, WE'VE GOT YOU COVERED!



PATRIOTECLIPSEGLASSES.COM
by American Quatervois, LLC ®
WHEN IT COMES TO YOUR EYES, WE'VE GOT YOU COVERED!



BEFORE WE DIVE INTO THE PITCH, THERE'S SOMETHING YOU SHOULD KNOW:
ERECTile Dysfunction
JOCK ITCH
CREEPY CLOWNS
PLUMBER'S CRACK
HALITOSIS
COLD SORES
PORTA POTTIES
Roadkill
Colonoscopy
KARMA
Gas Station Sushi
Zombie Apocalypse
MOLDY BREAD
OUR PRODUCT CAN'T PROTECT YOU FROM THINGS LIKE THIS...

BUT WHEN IT COMES TO YOUR EYES…



…WE'VE GOT YOU COVERED!

American Quatervois (kwâh-tehr-vwâ)

AQ is a pre-revenue start-up company that was formed in February 2023 in Wilmington, DE. We operate out of Linwood, PA, a suburb of Philadelphia in the tri-state area of PA/DE/NJ.

WE SELL ONE THING….



SOLAR ECLIPSE GLASSES!

We know. It sounds odd at first, right? The idea that such a small, disposable trinket could be lucrative enough for someone to build an entire company around and seek investors for is not what you were expecting, huh? We get it. But keep reading, because you're not going to believe how much money these things make!

BUT WHY ECLIPSE GLASSES OF ALL THINGS?

 We created this company because we witnessed a total eclipse in 2017. Hands-down the most phenomenal natural event that a person can see! Millions of people travel thousands of miles to see them because they're so rare and so awesome to experience.

 The unexpected interest in total solar eclipses made us take a closer look at the data. As much money as eclipse glasses made in 2017, it's miniscule compared to the next one coming to North America in April of 2024.

 This is going to be a once in a lifetime event for so many people, and as an investor, it could be a game changer. In less than 9 months, the United States, Mexico and Canada will have front row seats to the greatest show on earth!

WHAT WE LEARNED FROM THE GREAT AMERICAN ECLIPSE IN 2017:


- About 12 million people lived in the path of totality, but **over 17 million people traveled to see it!**


- People waited too long, then rushed to buy eclipse glasses at the last minute. Businesses sold out, and **online sales skyrocketed!**


- Extreme shortages and inferior glasses provided companies with the opportunity to make huge profits, **but left millions of people without the ability to watch the eclipse.**


- According to one manufacturer, **200 million pairs were sold**, and it still wasn't enough to meet the demand.


- The Great North American Eclipse in April of 2024 is going to be almost **THREE TIMES AS BIG** in every dynamic. The shortages **WILL** happen again.


- **There won't be another total solar eclipse in the United States for over 21 years, which will only exacerbate the shortages.**

      

THE BIGGEST TRAVEL EVENT IN THE HISTORY OF THE UNITED STATES [1]

Below is data projected for **The Great North American Eclipse** in April of 2024, which will have almost 3 times the dynamics than the last total solar eclipse in 2017. As you can see, data from the 2017 eclipse shows a very profitable market for investors:

2017	➜	2024
Totality: 2:41		Totality: 4:28
From Oregon to South Carolina		From Texas to Maine
60 miles wide		120 miles wide
216 million people viewed the eclipse		Over 500 million people are expected to watch![ ]
200 million+ pairs sold for an average of $7.50 with $1.5 billion in revenue generated[ ]		If the average price remains the same, that's over THREE BILLION DOLLARS!!




So how does this equate into profit?

Investments are risky because there's no guarantee of a demand for a company's product or their ability to sell it. This venture is different because it's more about an event than a company. Outside of an asteroid hitting the moon or the earth and knocking one of them out of orbit, the eclipse is going to happen. **Hundreds of millions of people are going to buy eclipse glasses.**

And because our product is one size fits all, over 500 million people in North America are potential customers. **That's 6.25% of the world's population.** No more companies are manufacturing glasses now than there were in 2017, and almost 3 times as many people will want to buy them.

Could you sell 5 million pairs of eclipse glasses to a crowd of 500 million people? Of course you could. A monkey could do it. We have a whole team dedicated to it (humans, not monkeys), and a very precise plan to make it happen.

PatriotEclipseGlasses.COM



One county. One state. One day. One event. Over 400,000 people. That's how big this thing is going to be. There are 314 counties in the path of totality. Think about that.

The article to the right is just one article out of hundreds from the path of totality. Our CEO was born and raised in Richland County. Being from Ohio is a tremendous benefit to achieving our goals.

When hundreds of cities and towns start planning Armageddon-like responses to an event, it's only prudent to capitalize from it. Not only is it good for the economy, but it will help people get eclipse glasses that they would otherwise not have access to.

Mansfield News Journal, Richland County, Ohio

Not everyone is aware a total solar eclipse will hit the region on Monday, April 8, 2024.

That was one of the biggest concerns discussed by community leaders Monday during an eclipse awareness meeting held in the emergency operations center of the Richland County Emergency Management Agency.

Local officials have been gathering monthly to plan for the upcoming event, which is expected to bring as many as 400,000 people to Richland County alone.

The next conversation has been scheduled for 9 a.m. Aug. 14 by Rebecca Owens, director of the Richland County EMA.



Christina Thompson, media relations and communications manager for OhioHealth, explains a few potential healthcare concerns of the 2024 total solar eclipse. Zach Tuggle/News Journal

AMERICAN QUATERVOIS SALES STRATEGY



Signage
Online Sales
Multimedia Ads
Social Media
In-Person Sales
amazon
MEDIA
INTERNET
TELEVISION
RADIO
MAGAZINES
NEWSPAPERS
PatriotEclipseGlasses.com

American Quatervois only sells American made, ISO CE certified solar eclipse glasses because anything less is unacceptable. When it comes to your eyes, we've got you covered!
ISO



Anette D'Angelo, Chief Operations Manager
Starts With Investors
Emalee Reed, Youth Marketing Director



The Eclipse Team

AQ only hires professionals that insist on quality and perfection. Every member of our team is uniquely gifted for their roll in the company, (banking, finance, IT/website design, accounting, sales, advertising, youth marketing and logistics).

James Reed, CEO

Jake Nowacyzk, Youth Marketing Assistant

Joe D'Angelo, Logistics Coordinator

Sam DeRose, Website Design IT Technician



2017 Eclipse Glasses Sales (200 Million)

American Paper Optics
45 Million

Rainbow Symphony
20 Million

Soluna
Lunt Solar Systems
Thousand Oaks Optical
High Points Scientific
All Other Sellers
135 Million

MORE PEOPLE WATCHED THE 2017 ECLIPSE THAN THE SUPERBOWL!!!

Estimated $1.5 Billion In Sales based on average of $7.50 per pair sold:

https://www.inc.com/john-rampton/the-eclipse-of-2017-in-numbers-winners-and-losers.html

WHAT WE WILL DO

* In-person sales teams: this venue provides many advantages, including the ability to charge more at the point-of-sale.



MEDIA

* More traditional advertising

DO

THAT

THEY

AREN'T...



INTERNET
TELEVISION
RADIO
MAGAZINES
NEWSPAPERS

methods mixed with social media ads, the potential is endless. Other eclipse glasses companies are very limited in their advertising.

* Pursuing large but overlooked companies that can literally help sell millions of eclipse glasses; campgrounds, Airbnb, major hotels, major airlines, popular landmarks, etc.



CAPITAL REQUIREMENTS TO REACH OUR GOALS

BASE GOAL

Capital Goal	COST FOR ECLIPSE GLASSES @ $0.40 EACH (2,000,000 PAIR)	OVERHEAD	AVERAGE RESELL PRICE	POTENTIAL RETURN (GROSS)
$1,230,000.00	$800,000.00	$430,000.00	$5.00	$10,000,000.00

STRETCH GOAL

Capital Goal	COST FOR ECLIPSE GLASSES @ $0.40 EACH (5,000,000 PAIR)	OVERHEAD	AVERAGE RESELL PRICE	POTENTIAL RETURN (GROSS)
$2,500,000.00	$2,000,000.00	$500,000.00	$5.00	$25,000,000.00

* The table above shows data from the 2017 event and is only a projected assumption about potential returns in April of 2024. These projections should not be construed as absolute outcomes, and investors are encouraged to do their own research to verify before investing. Potential revenue generated by this venture may be higher or lower than the chart above reflects.



PatriotEclipseGlasses.COM

Downloads

American quatervois Revenue Share Calculator .xlsx